Filed pursuant to Rule 424(b)(5)

Registration No. 333-281417

PROSPECTUS SUPPLEMENT No. 3

(To Prospectus dated August 19, 2024)

Up to $1,587,708

American Depositary Shares each representing ten thousand (10,000) Ordinary Shares

RedHill Biopharma Ltd.

This prospectus supplement dated May 5, 2026 (this “Prospectus Supplement”), supplements the information in the prospectus, dated August 19, 2024, forming a part of our registration statement on Form F-3 (Registration No. 333-281417) that we filed with the Securities and Exchange Commission on August 9, 2024, as supplemented by our prospectus supplements dated February 3, 2025 and November 26, 2025 (collectively, the “Prospectus”). This Prospectus Supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements thereto. This Prospectus Supplement supplements or amends only those sections of the Prospectus identified in this Prospectus Supplement; all other sections of the Prospectus remain unchanged.

The Prospectus, as supplemented by this Prospectus Supplement, relates to the offering, issuance and sale by us of shares of American Depositary Shares (the “ADSs”), each representing ten thousand (10,000) of our ordinary shares (“Ordinary Shares”), par value NIS 0.01 per share, that may be issued and sold from time to time under the At The Market Offering Agreement, that we entered into with H.C. Wainwright & Co., LLC (“Wainwright”), on February 3, 2025 (the “Sales Agreement”).

We are filing this Prospectus Supplement to supplement and amend the Prospectus to increase the maximum aggregate offering amount of the ADSs that may be offered, issued and sold under the Sales Agreement from and after the date hereof. After giving effect to the $1,854,911 offering limit imposed by General Instruction I.B.5 of Form F-3 and deducting amounts offered and sold pursuant to General Instruction I.B.5 of Form F-3 in the 12 calendar months prior to the date of this prospectus supplement, we may offer and sell additional ADSs having an aggregate offering price of up to $1,587,708 from time to time through the sales agent in accordance with the terms of the Sales Agreement, which amount is in addition to the aggregate of $267,204 of ADSs previously sold pursuant to the Prospectus and in accordance with the Sales Agreement.

As of the date of this Prospectus Supplement, the aggregate market value of our outstanding Ordinary Shares held by non-affiliates pursuant to General Instruction I.B.5 of Form F-3 is $5,564,735.58, based on 51,052,621,000 Ordinary Shares outstanding held by non-affiliates (which would be represented by 5,105,262 ADSs), and a per ADS price of $1.09 per ADS, the closing price of the ADSs on April 30, 2026, as reported on the Nasdaq Capital Market (“Nasdaq”). As of the date hereof, we have sold 92,458 ADSs under the Sales Agreement for aggregate gross proceeds of approximately $267,204 pursuant to General Instruction I.B.5 of Form F-3 during the 12 calendar months prior to and including the date of this Prospectus Supplement. Pursuant to General Instruction I.B.5 of Form F-3, in no event will we sell securities pursuant to the registration statement of which this Prospectus Supplement forms a part in a public primary offering with a value exceeding one-third of our outstanding voting and non-voting common equity held by non-affiliates (the “public float”) in any 12 calendar month period so long as our public float remains below $75.0 million. In the event that we may sell additional amounts under the Sales Agreement, we will file another prospectus supplement prior to making such additional sales.

The ADSs are listed on Nasdaq under the symbol “RDHL.” On May 6, 2026, the last reported sale price of the ADSs on Nasdaq was $1.02 per ADS.

Investing in our securities involves a high degree of risk. Please read “Risk Factors” beginning on page S-8 of the prospectus supplement dated February 3, 2025, on page 5 of the prospectus, dated August 19, 2024, and under similar headings in the documents incorporated by reference into such prospectus supplement and prospectus.

None of the United States Securities and Exchange Commission, any state securities commission or any other regulatory body, has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying base prospectus. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this Prospectus Supplement is May 7, 2026.